

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 10, 2011

Dr. Ben J. Lipps
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg, Germany

      Re: Fresenius Medical Care AG & Co. KGaA
               Form 20-F for the fiscal year ended December 31, 2008
               Filed February 20, 2009
               File No. 001-32749

Dear Dr. Lipps:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               John D. Reynolds
               Assistant Director

cc: Dr. Ben J. Lipps
       Fax: 49 6172 609 7998

       Edward White
       Fax: 49 6172 609 2103